Exhibit 99.1

UNAUDITED INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(Amounts in thousands of euros)

	6/30/2020	12/31/2019
ASSETS
Non-current assets
Intangible assets	42	43
Right-of-use assets related to leases	18,872	20,589
Property, plant, and equipment	21,697	22,270
Other non-current assets	21,100	16,488

Total non-current assets	61,711	59,390

Current assets
Inventories	3,338	2,038
Other current assets	8,745	8,021
Cash and cash equivalents	225,859	172,027

Total current assets	237,943	182,085

TOTAL ASSETS	299,654	241,476

	6/30/2020	12/31/2019
LIABILITIES
Shareholders’ equity
Share capital	5,493	4,703
Premiums related to the share capital	861,317	725,460
Reserves	(556,016)	(405,014)
Net (loss)	(86,544)	(153,587)

Total shareholders’ equity	224,249	171,563

Non-current Liabilities
Long-term financial debt	731	721
Long-term lease debt	17,885	19,579
Non-current provisions	785	1,474
Other non-current liabilities	419	71

Total non-current liabilities	19,819	21,845

Current Liabilities
Bank overdrafts	—	—
Short-term financial debt	585	577
Short-term lease debt	3,348	3,282
Current provisions	12,622	644
Supplier accounts payable	21,913	21,368
Other current liabilities	17,118	22,197

Total current Liabilities	55,585	48,068

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	299,654	241,476

1